Exhibit 99.163

Roscoe Postle Associates Inc.	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.rpacan.com

CONSENT OF EXPERT

May 12, 2011

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1. The technical report entitled “Technical Report on the Marlhill Project, Hoyle Township, Timmins, Ontario, Canada,” dated March 1, 2011.

2. Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.

3. The technical report entitled “Technical Report on the Initial Mineral Resource Estimate for the Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada,” dated January 14, 2011.

Dated this 12th day of May, 2011

Yours truly,

(Signed) “Reno Pressacco”

Reno Pressacco, M.Sc.(A), P.Geo.

Associate Geologist

Roscoe Postle Associates Inc.

(formerly Scott Wilson RPA)